# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Blackboxstocks Inc., CIK 0001567900
CUSIP: 09229E303
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 5430 LBJ Freeway, Suite 1485, Dallas, Texas (TX), 75240
Date of event which requires filing of this statement: 05/23/2025
Amends the filing with accession number 0000912282-24-000712
Filed by CIK 0002036773
Persons authorized to receive notices and communications: Catherine DeFrancesco, 2300 E Las Olas Blvd, Floor 4, Ft. Lauderdale, Florida (FL), 33301, 954-914-8869; Copy to: Richard Raymer, Dorsey & Whitney LLP, 66 Wellington St. W, Suite 3400, Toronto, Ontario Canada (A6), M5K 1E6, 416-367-7388

## Reporting persons
- Quadrifoglio Holdings LLC (CIK 0002036773): type of reporting person: other (OO); citizenship or place of organization: Florida (FL); source of funds: working capital (WC); sole voting power 172,817; shared voting power 0; sole dispositive power 172,817; shared dispositive power 0; aggregate amount beneficially owned 172,817 (4.8% of the class)
- DeFrancesco Catherine Johanna (CIK 0001684226): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 172,817; shared voting power 0; sole dispositive power 172,817; shared dispositive power 0; aggregate amount beneficially owned 172,817 (4.8% of the class)
- Chiu Derrick (CIK 0002036766): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 172,817; shared voting power 0; sole dispositive power 172,817; shared dispositive power 0; aggregate amount beneficially owned 172,817 (4.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Blackboxstocks Inc.
Address of issuer's principal executive offices: 5430 LBJ Freeway, Suite 1485, Dallas, Texas (TX), 75240
Comment: This Amendment No. 1 amends and supplements the Schedule 13D that was originally filed by the Reporting Persons with the Securities and Exchange Commission on October 23, 2024 (the "Original Schedule 13D"). Unless otherwise stated herein, the Original Schedule 13D remains in full force and effect. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing: N/A
Residence or business address: N/A
Present principal occupation or employment: N/A
Criminal convictions in the last five years: N/A
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: N/A

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: N/A

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons sold an aggregate of 114,613 Shares between May 13, 2025, and June 6, 2025.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and supplemented with the following:

The information set forth in Item 4 of this Amendment and the cover pages of this Amendment is hereby incorporated by reference into this Item 5.

Items 7 through 11 and 13 of each of the cover pages of this Amendment are incorporated herein by reference.

As of the date of this Amendment, the Reporting Persons beneficially own an aggregate of 172,817 Shares, which represents approximately 4.8% of the outstanding Shares (based on the number of Shares outstanding as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 15, 2025).
Number of shares as to which each person has sole or shared power to vote or dispose: 172,817
Transactions in the class effected during the past sixty days:
The Reporting Persons disposed of 114,683 Shares of the Issuer in the open market as detailed below:

Trade Date Buy/Sell No. of Shares Price in USD
5/13/2025 Sell 7,581 $3.50
5/14/2025 Sell 623 $3.50
5/15/2025 Sell 1,796 $3.50
5/16/2025 Sell 3,481 $3.60
5/22/2025 Sell 6,000 $3.60
5/22/2025 Sell 519 $3.61
5/22/2025 Sell 6,586 $3.70
5/23/2025 Sell 3,000 $3.70
5/23/2025 Sell 414 $3.71
5/23/2025 Sell 5,000 $3.801
5/23/2025 Sell 5,000 $3.092
5/27/2025 Sell 3,683 $4.07
5/29/2025 Sell 3,100 $4.07
6/04/2025 Sell 17,900 $4.07
6/05/2025 Sell 10,000 $4.38
6/06/2025 Sell 20,000 $5.03
6/06/2025 Sell 20,000 $4.82
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of May 23, 2025, as described in this Item 5 and Item 4 above, each of the Reporting Persons has ceased to be the beneficial owner of more than 5% of the Issuer's Shares. The filing of this Amendment represents the final amendment to the Schedule 13D and constitutes an exit filing for each of the Reporting Persons and the Reporting Persons as a group.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Signatures
- Quadrifoglio Holdings LLC: Catherine DeFrancesco, Catherine DeFrancesco, Manager (06/20/2025)
- DeFrancesco Catherine Johanna: Catherine DeFrancesco, Catherine DeFrancesco (06/20/2025)
- Chiu Derrick: Derrick Chiu, Derrick Chiu (06/20/2025)